October 16, 2007

By EDGAR and FAX

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:

Lundin Mining Corporation

Form 40-F for the Fiscal Year Ended December 31, 2006

File No. 1-33086

Dear Ms. Blye:

Lundin Mining Corporation (the "Company") hereby acknowledges receipt of the comment letter, dated September 26, 2007, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Form 40-F (the "Form 40-F"). The Company hereby submits this letter in response. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

__________________

1.

We note that Exhibit 99.1 to your 40-F for the fiscal year ended December 31, 2006, states that through your subsidiaries you hold interests in properties in a number of countries, including Iran. We note also that your website previously discussed your participation in the Lundin Group of Companies which you identified as including Tanganyika Oil Company Ltd., a company you identified as having operations in Syria. Your website also described the Lundin Group of Companies as including Lundin Petroleum AB, a company reported to conduct operations in Sudan.

In light of the fact that Iran, Sudan and Syria have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls, please describe your current, past and anticipated contacts with these countries, whether directly or through subsidiaries or affiliated entities or other indirect arrangements. Discuss the materiality of the contacts to you, and whether, individually or in the aggregate, they constitute a material investment risk to your security holders.

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8

Response: The Company’s only assets or activities in Iran relate to its ownership of 19.9% of the capital stock of Union Resources Limited, an Australian company that is listed on the Australian Stock Exchange ("Union"). The investment in Union is described at pages 8 and 10 of the Company’s Renewal Annual Information Form, which is exhibit 99.1 to the Form 40-F. As described in the Form 40-F, Union holds a 38% interest in the Mehdiabad zinc-lead deposit in Iran. The deposit is an early exploration stage project, which has never generated revenue or income for the Company. There is no assurance that this deposit will ever be developed into a reserve or that it will ever generate revenue or income. As discussed in further detail below, the Company believes that its investment in Union is not material and does not constitute a material investment risk to the Company’s security holders.

The Company does not have, and has never had, assets or activities in Syria or Sudan. The Company advises the Staff that the Company exercises no legal or factual control over Tanganyika Oil Company Ltd. or Lundin Petroleum AB. The "Lundin Group of Companies" referred to by the Staff is not, and has never been, a legal or corporate entity. Instead, this term merely refers, in an informal sense, to companies founded by or associated with the late Adolf Lundin. To avoid confusion, references to the "Lundin Group of Companies" will be removed from the Company’s website.

2.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. A number of U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan and/or Iran. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8

Response: As of June 30, 2007, the date of the Company’s last published balance sheet, the Company had total assets of US$3,114,932,000 and its investment in Union had a value of approximately of US$4,199,235, or less than 0.13% of the Company’s total assets. In September 2007, the Company acquired an additional 24,000,000 shares of Union for AUS$480,000 (approximately US$434,000). However, including the shares acquired in September, the Company’s total investment in Union is still less than 0.15% of the Company’s total assets (as of June 30, 2007). There is no liability on the Company’s balance sheet associated with the investment in Union and the investment in Union does not contribute to the Company’s sales or reserves. The Company thus has concluded that, on a quantitative basis, its investment in Union – which is the Company’s only economic activity in Iran – is not material. On a qualitative basis, the Company is aware of the legislative measures and actions by private institutions referenced in the Comment Letter. However, the Company has never received any comment from investors or potential investors expressing concern regarding the Company’s investment in Union. To the Company’s knowledge, its investment in Union and the disclosure thereof have had no adverse effect on the Company’s share price or the Company’s business reputation.

Based, therefore, on both quantitative and qualitative analyses, the Company believes that its investment in Union is not material to the Company and does not constitute a material investment risk to the Company’s security holders. In light of the immaterial nature of the Company’s investment in Union, the Company respectfully submits that its existing disclosure regarding Union contained in the Form 40-F is adequate and that there is no additional disclosure that a reasonable investor would deem important in making an investment decision.

3.

Advise us whether you have provided into Iran any products, including component parts, or any services, that have military uses; and whether, to the best of your knowledge, understanding or belief, any such products and/or services have been put to military use by the Iranian government and, if so, the uses to which they have been put.

Response: The Company has not provided into Iran any products of any kind.

__________________

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8

The Company hereby acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in your review of the Company’s filings or in response to your comments on the Company’s filings.

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to Kevin Hisko, Corporate Secretary of the Company, at 1-604-646-3322 or Adam M. Givertz of Shearman & Sterling LLP, U.S. counsel to the Company, at 1-416-360-5134.

Yours truly,

LUNDIN MINING CORPORATION

/s/ Kevin E. Hisko

Kevin E. Hisko
Corporate Secretary

KEH/dl

cc:	Securities and Exchange Commission
Attn: Roger Schwall, Division of Corporate Finance (via fax)
Attn: Jack Guggenheim (via fax)

Lundin Mining Corporation
Attn: Karl-Axel Waplan (via email)
Attn: Colin K. Benner (via email)
Attn: Board of Directors (via email)

Shearman & Sterling LLP
Attn: Adam M. Givertz (via email)

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8